UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of December, 2006

Commission File Number 001-33085

RRSat Global Communications Network Ltd.
(Translation of registrant’s name into English)

4 Hagoren Street
Industrial Park, Omer 84965, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_

RRSat Global Communications Network Ltd.

On December 19, 2006, Tanhum Oren resigned from his position as director of the registrant, and the board of directors of the registrant elected Alexander Milner to fill the vacancy created by Mr. Oren’s resignation.

Alexander Milner is the Managing Director of Rapac Electronics Ltd., and has held such position since 1989. Prior to that, Mr. Milner was Corporate Vice President and General Manager of the communications group of Tadiran Electronic Systems Ltd. Mr. Milner is also the Managing Director of O.R.T. Technologies Ltd. and the Chairman of Orpak Systems Ltd. and Transway Ltd.  Mr. Milner received an M.Sc. degree in Electrical Engineering from the Technion in Israel and is a graduate of the Advanced Management Program from Insead/Stanford University.

In addition, on or about December 22, 2006, the registrant distributed to its shareholders a Notice and Proxy Statement for an extraordinary general meeting of the shareholders to be held on January 24, 2007, to elect outside directors as required by Israeli law and to approve the compensation of the registrant’s outside directors. In order to create sufficient vacancies on the board of directors for the election of the outside directors, Haim Mazuz notified the registrant’s board of directors that he will resign from his position as director upon the election of outside directors at the extraordinary general meeting of shareholders.

A copy of the Notice and Proxy Statement is attached as Exhibit 99.1 to this report and is incorporated herein by reference.

Neither Mr. Oren nor Mr. Mazuz is resigning from the registrant’s board of directors because of any disagreement with the registrant or any matter relating to the registrant’s operations, policies or practices.

Exhibit

Exhibit 99.1.	Notice and Proxy Statement of the Registrant, dated December 20, 2006.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD. By: /s/ DAVID RIVEL —————————————— David Rivel Chief Executive Officer

Date: December 22, 2006

Exhibit Index

Exhibit 99.1.	Notice and Proxy Statement of the Registrant, dated December 20, 2006.